SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(RULE 13d-102)

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Valmont Industries, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

920253101
(CUSIP Number)

March 16, 2011
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

|  |   Rule 13d-1(b)

|X|   Rule 13d-1(c)

|  |   Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 920253101	13G	Page 2 of 6 Pages

1. Name of Reporting Persons / I.R.S. Identification No. of Above Persons (Entities Only)

Robert B. Daugherty Revocable Trust
2. Check the Appropriate Box if a Member of a Group (See Instructions)	(a) [ ] (b) [ ]

3. SEC Use Only

4. Citizenship or Place of Organization

United States of America
Number of	5.	Sole Voting Power

Shares		200,000

Beneficially	6.	Shared Voting Power

Owned by		-0-

Each	7.	Sole Dispositive Power

Reporting		200,000

Person	8.	Shared Dispositive Power

with		-0-

9. Aggregate Amount Beneficially Owned by Each Reporting Person

200,000
10. Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ] [ ]

11. Percent of Class Represented by Amount in Row (9) (See Instructions)
.76%
12. Type of Reporting Person (See Instructions)

OO

CUSIP No. 920253101	13G	Page 3 of 6 Pages

Item 1(a). Name of Issuer:

Valmont Industries, Inc.
Item 1(b). Address of Issuer's Principal Executive Offices:

One Valmont Plaza Omaha, NE 68154
Item 2(a). Name of Person Filing:
Robert B. Daugherty Revocable Trust
Item 2(b). Address of Principal Business Office, or if None, Residence:

c/o McGrath North Mullin & Kratz, PC LLO Suite 3700 First National Tower, 1601 Dodge Street Omaha, NE 68102
Item 2(c). Citizenship:

United States of America
Item 2(d). Title of Class of Securities:

Common Stock
Item 2(e). CUSIP Number:

920253101
Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c), Check Whether the Person is a:

(a)	| |	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	| |	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	| |	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	| |	Investment company registered under Section 8 of the Investment Company Act.

(e)	| |	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	| |	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

CUSIP No. 920253101	13G	Page 4 of 6 Pages

(g)	| |	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	| |	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	| |	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j)	| |	A non-U.S. institution in accordance with Section 240.13d-1(b)(l)(ii)(J)

(k)	| |	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If filing as a non-U.S. institution in accordance with Section 240.13d-1(b)(l)(ii)(J), please specify the type of institution:

Item 4.  Ownership.

(a) Amount beneficially owned:	200,000

(b) Percent of class:	.75%

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote	200,000

(ii) Shared power to vote or to direct the vote	-0-

(iii) Sole power to dispose or to direct the disposition of	200,000

(iv) Shared power to dispose or to direct the disposition of	-0-

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following  |X|.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

CUSIP No. 920253101	13G	Page 5 of 6 Pages

Item 8. Identification and Classification of Members of the Group

Not applicable.

Item 9. Notice of Dissolution of Group

Not applicable.

CUSIP No. 920253101	13G	Page 6 of 6 Pages

Item 10. Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 25, 2011
(Date)

Robert B. Daugherty Revocable Trust

By: First National Bank of Omaha, Trustee

/s/ John J. Borghoff
By:	John J. Borghoff
Its:	Vice President